[redacted]

09059600

...COMMISSION
Washington, D.C. 20549

BD 2/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINMAKER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. MICHIGAN AVENUE SUITE 2100
(No. and Street)

CHICAGO (City) IL. (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD F. BESTON, JR. 312-896-8290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM A. BRONEC, LTD.
(Name – *if individual, state last, first, middle name*)

241 LAWTON RD. (Address) RIVERSIDE (City) IL. (State) 60546 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 06 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, RICHARD F. BESTON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAINMAKER SECURITIES, LLC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
ALISSA C. BERRESSE
Notary Public, State of Illinois
My Commission expires 02/15/11

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17a-5(d)
RAINMAKER SECURITIES, LLC
As of December 31, 2008
AVAILABLE FOR PUBLIC INSPECTION

William A Bronec, LTD.
Certified Public Accountant
241 Lawton Road
Riverside, Illinois 60546
Phone: 708-442-8092
Fax: 708-442-6521

E-Mail: billbronec@wabcpa.com

RAINMAKER SECURITIES, LLC

2008 FINANCIAL STATEMENTS

TABLE OF CONTENTS

William A Bronec, LTD.
Certified Public Accountant
241 Lawton Road
Riverside, Illinois 60546
Phone: 708-442-8092
Fax: 708-442-6521

E-Mail: billbronec@wabcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
RAINMAKER SECURITIES, LLC

We have audited the accompanying statement of financial condition of Rainmaker Securities, LLC (an Illinois LLC) as of December 31, 2008, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on or audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainmaker Securities, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

William A Bronec, LTD.

William A. Bronec, LTD.

February 20, 2009

RAINMAKER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

EXHIBIT A

ASSETS	2008
CURRENT ASSETS:	
Cash	$ 58,993
Certificate of Deposit	500,000
Clearing Deposit - Penson	550,014
Prepaid Expense	3,098
Total Current Assets	$ 1,112,105
FIXED ASSETS:	
Furniture & Fixtures	5,100
(Less) Accumulated Depreciation	(2,870)
Total Fixed Assets	$ 2,230
Total Assets	$ 1,114,335

LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts Payable	$ 6,872
Accrued Payroll Tax Liabilities	4,109
Total Current Liabilities	$ 10,981
MEMBERS' EQUITY	
Members' Equity	1,103,354
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,114,335

See Accountant's Report and Accompanying Notes

RAINMAKER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE A – GENERAL

Nature of Business

The Company is a broker-dealer, registered with the Securities and Exchange Commission. It is also a member of the National Association of Securities Dealers. The Company engages in private placements for which it receives fees in various forms.

Summary of Significant Accounting Policies

Revenue Recognition
Commission income and related expenses are recorded on the accrual basis.

Income Taxes

There is no provision for income taxes because the Company is a Limited Liability Corporation (LLC). All of the LLC net profit or net loss flows-through to each member's personal tax return.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all short-tem debt securities with a maturity of three months or less to be cash equivalents.

RAINMAKER SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE B – NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of aggregated indebtedness, as defined.

As of December 31, 2008, the Company's net capital and net capital required were $1,097,401 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 1.00%

NOTE C – CERTIFICATE OF DEPOSIT

Certificates of deposit generally are not subject to withdrawal limitations. However, a withdrawal before maturity will result in loss earnings and an early withdrawal penalty.

NOTE D – CLEARING DEPOSIT – PENSON

Penson requires a $500,000 clearing deposit.